Exhibit 99.1

ABN 82 010 975 612 2806 Ipswich Road Darra Queensland 4076 Australia Telephone: + 61 7 3273 9133 Facsimile: + 61 7 3375 1168 www.progen-pharma.com

Rights Issue – Notice Under Section 708AA(2)(f)

Brisbane, Australia, 17 April 2013.  On 16 April 2013 Progen Pharmaceuticals Ltd (ASX: PGL, OTC: PGLA) (Company) announced a non-renounceable pro rata rights issue (Rights Issue) of one share (New Share) for every share (1:1) held by shareholders in the Company as at 26 April 2013 (Record Date) with a registered address in Australia or New Zealand to raise up to approximately $5.19 million (before costs).

The Company provides the following information relating to the Rights Issue:

1.                           This notice is given under section 708AA(2)(f) of the Corporations Act 2001 (Cth) (Act);

2.                         The New Shares to be issued pursuant to the Rights Issue will be offered without disclosure to investors under Part 6D.2 of the Act;

3.                           As at the date of this notice, Progen has complied with:

a)                           The provisions of Chapter 2M of the Act as they apply to the Company; and

b)                          Section 674 of the Act;

4.                           As at the date of this notice, there is no excluded information of the type referred to in sections 708AA(8) and 708AA(9)of the Act; and

5.                           The potential effect that the issue of new shares under the Rights Issue will have on the control of the Company will depend on a number of factors including:

a)                           the level of participation by eligible shareholders, both as to their pro rata entitlements and shortfall shares;

b)                       which eligible shareholders participate and the extent to which they are lawfully able to participate under section 606 of the Act; and

c)                           the number of shares held by foreign shareholders on the Record Date.

If all shareholders take up their full entitlements there will be no effect on control of the Company.

As the Rights Issue is not being made under an exemption or with relief from the application of section 606 of the Act, no person will be permitted to acquire a relevant interest of more than 20% of the issued share capital of the Company as a result of the issue of New Shares.

Yours sincerely

Blair Lucas

Company Secretary

+61 7 3273 9133

+61 403 358 638